AGRIFORCE GROWING SYSTEMS, LTD.

300 – 2233 Columbia Street

Vancouver, BC, Canada V5Y 0M6

August 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-3
File No. 333-266722
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AgriForce Growing Systems, Ltd. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3, filed on August 11, 2022, as amended by Amendment No. 1 to Registration Statement on Form S-3, as filed on August 16, 2022 so that it may become effective at 5:00 p.m. Eastern Time on Thursday, August 18, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

AGRIFORCE GROWING SYSTEMS, LTD.

/s/ Ingo Mueller
Ingo Mueller
Chief Executive Officer